

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4628

DIVISION OF
CORPORATION FINANCE

May 10, 2010

Andrew P. Calerich
President
American Oil & Gas Inc.
1050 17th Street, Suite 2400
Denver, Colorado 80265

> **Re:** **American Oil & Gas Inc.**
> **Registration Statement on Form S-3**
> **Filed April 15, 2010**
> **File No. 333-166098**

Dear Mr. Calerich:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-3

General

1. We note that on April 1, 2010 you furnished a Form 8-K under Item 7.01 and attached a press release to the 8-K under Item 9.01 announcing that you received $46,181,289 in sales proceeds from the sale of all of your ownership in non-producing wells, producing wells and undeveloped acreage located in the Powder River Basin of Wyoming. We further note that you did not file an 8-K under Item 2.01 or provide any pro forma financial statements as required by Item 9.01(b) to report the disposition of these assets. It appears that you should have filed an 8-K under Item 2.01 because the disposition of the Powder River Basin assets exceeded the 10% significance test set forth in instruction 4 to Item 2.01 of Form 8-K. In this regard, in order to be eligible to use Form S-3, you have to have filed in a timely manner all reports required to be filed under the Exchange Act during the twelve calendar months and any portion of a month immediately preceding the filing of your registration statement. In light of the fact that you did not file a Form 8-K under Item 2.01 and pro forma financial statements under Item 9.01(b) within four business days of the asset disposition, please explain to us how you are still eligible to use Form S-3.

2. If you believe that you are still eligible to use Form S-3, please respond to the following additional comments.

3. We note that your earnings from continuing operations have not been sufficient to cover your fixed charges. Please confirm to us in writing that, to the extent you issue debt securities, you will include risk factor disclosure in your prospectus supplement indicating that you cannot cover your current fixed charges and would be unable to cover the fixed charges associated therewith.

4. With respect to your description of warrants and convertible debt, the staff advises that warrants and convertible debt may not be issued for "other securities" that have not been registered under this registration statement unless the warrants or convertible debt that are exercisable for or convertible into such other securities are not legally exercisable immediately or within one year of the date of sale of the warrant or convertible debt. All of the underlying classes of securities to which the warrants and convertible debt relate must be identified in the registration statement. Similarly, all of the underlying classes of securities to which your stock purchase contracts relate must be indentified in the registration statement. Please revise your filing accordingly.

Fee table

5. Please revise footnote one to the fee table to indicate that preferred stock may be issued under this registration statement.

Exhibit index

6. You indicate that Exhibit 4(i) is a form of senior debt indenture. However, this exhibit is a form of subordinated debt indenture. Please file a form of your senior debt indenture.

Exhibit 5.1

7. Please obtain and file a new legal opinion specifically stating that counsel is opining on the convertible debt securities. Also, expand your reference to stock purchase contracts to indicate that the contracts also obligate you to sell to the holders a specified number of shares of common stock or other securities at a future date or dates.

8. Please confirm that you will obtain and file a clean legal opinion with each shelf takedown.

Closing Comments

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Sean Donahue at (202) 551-3579 or me at (202) 551-3611 with any questions.

Sincerely,

Anne Nguyen Parker
Branch Chief

cc: S. Donahue
        R. Bearman (303-894-9239)